December 1, 2005



Mr. Tommy E. Kee
Chief Accounting Officer
Bravo! Foods International Corporation
11300 US Highway 1
Suite 202
North Palm Beach, FL  33408


	Re:	Bravo! Foods International Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed March 22, 2005
		File No. 000-25039


Dear Mr. Kee:

      We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2004 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis, page 13

Liquidity and Capital Resources, page 18

1. We note your disclosure on page 19 in which you explain that the increase in net cash used in operating activities in the current year was the result of your utilization of cash rather than equity to pay service providers, and changes in deferred product development costs, prepaid expenses, accounts payable and accrued expenses. As indicated in FRC 501.13.b, your discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements. Rather, you should address the underlying reasons for the material changes in cash flows. Expand your discussion to identify the origin of these working capital accounts, specifically the deferred product development costs and prepaid expense account balances and detail the reasons for the material changes in these account balances.

Financial Statements

Consolidated Balance Sheets, page F-4

2. We note you have deferred product development costs. Typically, the only costs eligible for deferral are those costs directly related to a particular revenue arrangement. Disclose the origin of the deferred product development costs account balance and your accounting policy for deferring and recognizing these costs. The nature of the underlying product and your expectations regarding the ultimate disposition of costs should be clear.

3. We note that the preferred stock you have issued is both redeemable and convertible. Please indicate whether the stock is redeemable at your option or the option of the holder, and provide the disclosures required by paragraph 8 of SFAS 129.

Note 1 - Organization, Businesses and Going Concern Uncertainty, page
F-9

Revenue Recognition, page F-10

4. We note your discussion on pages 14 and 15 in which you state that you changed your revenue recognition policy for sales within the United States in the first quarter of 2004, to record as revenue the finished product price charged by your producer, reflecting a shift in your role from agent to principal. Provide us with the analysis that you performed of the criteria set forth in EITF 99-19 in determining that your presentation of revenue on both a gross and net basis, in each of the respective periods and the domestic and international markets, is appropriate. In addition to all specific criteria, ensure that you address the following points.

(a)	Describe the mechanism by which you take title to the
products
when they are shipped by the third party processors. Identify the party taking physical custody for shipment. Explain whether you also take title to returned product and indicate whether such product is then transferred back to the third party processors.

(b)	Tell us whether product purchasers submit the full "wholesale level" price directly to you, or whether this payment goes to the third party processor(s). Explain how the terms governing payment by product purchasers compares to those terms governing payments between you and the third party processors.

5. We note your discussion on page 15 in which you state you record as cost of goods sold the cost of the flavor ingredients used by the international processor dairies even though these dairies purchase the ingredients directly from the supplier. As it does not appear that you are financially responsible for the cost of these ingredients, tell us why you report these costs in your financial statements. In addition, on page 5 you state the consideration paid to you under the production contracts consists of fees charged for the grant of production rights for the branded flavored milks plus a charge for the flavor ingredients. Please expand your disclosure to clarify whether the dairies are required to pay you a fee for the ingredients in addition to the payments it makes directly to the ingredients suppliers. Explain to us why you believe your presentation of revenues and cost of goods sold for the sale of "kits" to international dairy processors is appropriate. Include in your response details of the terms of the production contracts and the components of a "kit."

Note 4 - Default of Note Payable to International Paper, page F-14

6. In your disclosure you state that you have not accrued interest as of December 31, 2003 and December 31, 2004 for the note due to International Paper. As it appears you were not legally released from your obligation to pay interest on the outstanding debt balance, it is unclear how non-recognition complies with the guidance in paragraph 16 of SFAS 140, requiring that you be legally released from an obligation for extinguishment to be appropriate under generally accepted accounting principles. Tell us why you believe this guidance does not apply to you. Expand your disclosure in the liquidity section of MD&A to explain the significance of your policy of not paying obligations as they become due, in terms of your overall approach in managing liquidity. Quantify all amounts for which you are delinquent in making payments, differentiating between obligations reported in your financial statements and those which are not.

Exhibits

7. Please be aware the format of the certifications required by Rule
13a-14(a) and Rule 15d-14(a) of the Exchange Act has been revised. Refer to Item 601(b)(31) of Regulation SB for the required certification format.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	 You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

								Sincerely,



								Karl Hiller
								Branch Chief


Mr. Tommy E. Kee
Bravo! Foods International Corporation
November 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010